Exhibit 2.04

eBay Inc.
2025 Hamilton Avenue San Jose, California 95125

October 16, 2020

Adevinta ASA Grensen 5
NO-0159 Oslo
Norway
Attention: Jeremy Briscombe, General Counsel
Dear Mr. Briscombe,

Reference is made to that certain Transaction Agreement, dated as of July 20, 2020 (the “Agreement”), by and among eBay Inc., a Delaware corporation (“Parent”) and Adevinta ASA, a public company with limited liability organized under the laws of Norway (“Purchaser”).
Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

1.The Parties hereby amend and restate Section 2.1(a) of the Transaction Agreement in its entirety to read as follows:

“(a) Incurrence of Classifieds Indebtedness. Prior to the Closing, Classifieds DutchCo shall enter into one or more definitive agreements providing for, and shall incur directly from the financing sources providing such financing, effective as of immediately prior to the Share Sale Effective Time, indebtedness in an aggregate principal amount of $1,200,000,000 (the “Classifieds Indebtedness”), which indebtedness shall consist of borrowings on the terms and conditions contemplated by the Commitment Letter or Replacement Financing (the “Classifieds Financing Arrangements”).”

2.The Parties hereby amend and restate the provison in Section 2.1(d)(i) of the Transaction Agreement in its entirety to read as follows:

“(provided that, if, as of immediately prior to the Classifieds DutchCo Cash Distribution, there is outstanding indebtedness pursuant to which Classifieds DutchCo is the obligor (whether such indebtedness is payable to Parent or any of its Affiliates or a third party) (such debt, “Outstanding Classifieds Indebtedness”), then (A) a portion of the amount otherwise constituting the Classifieds DutchCo Cash Distribution equal to the aggregate principal amount of such Outstanding Classifieds Indebtedness shall be paid to the relevant creditor pursuant to this Section 2.1(d) in full satisfaction and settlement of such Outstanding Classifieds Indebtedness (and such payment shall be deemed not to be part of the Classifieds DutchCo Cash Distribution), and (B) notwithstanding anything to the contrary in this Agreement, the issuance of any Outstanding Classifieds Indebtedness by Classifieds DutchCo to SwissCo after the date hereof shall be deemed to be part of the Classifieds DutchCo Cash Distribution)”

1.The Parties hereby amend and restate the last sentence of Section 2.1(d) of the Transaction Agreement in its entirety to read as follows:

“The cash comprising the Classifieds DutchCo Cash Distribution shall be paid by wire transfer of immediately available funds to an account designated by SwissCo to Classifieds DutchCo, in accordance with the applicable provisions under Dutch law.”

2.The Parties hereby delete Section 4.2(b)(iv) of the Transaction Agreement.

3.The Parties hereby amend and restate Section 4.22(a) of the Transaction Agreement in its entirety to read as follows:

“(a)    (i) With respect to the portion of the Debt Financing or Replacement Financing representing the Classifieds Indebtedness (or any refinancing thereof), Purchaser represents and warrants that:

a.any transactions occurring after the Closing related to the integration of the Contribution Entities, on the one hand, and Purchaser and its Subsidiaries (other than the Contribution Entities), on the other hand, are for the primary purpose of realizing synergies and cost savings and not for the purpose of ensuring that payments in respect of interest or principal in respect of such portion of such Debt Financing or Replacement Financing can be made by the Contribution Entities (such transactions “Permitted Transactions”);

b.Purchaser intends to cause payments of interest or principal in respect of such portion of the Debt Financing or Replacement Financing to be made solely from the income or assets of the Contribution Entities;

c.(I) any guarantee by Purchaser or any of its Affiliates (other than the Contribution Entities) of such portion of such Debt Financing or Replacement Financing and (II) the provision by Purchaser or any of its Affiliates (other than the Contribution Entities) of any other form of credit support for such portion of such Debt Financing or Replacement Financing, including by serving as a co-borrower or co-obligor, with respect to such portion of such Debt Financing or Replacement Financing, in each case, are made to (x) reduce the overall cost of the Debt Financing or Replacement Financing, (y) enhance the marketability of the Debt Financing or Replacement Financing, and (z) facilitate the realization of synergies by Purchaser, and, based on the information contained in the Banker Letters, Purchaser believes such guarantees or other forms of credit support are not necessary to enable a borrowing by Classifieds DutchCo of an amount equal to the Classifieds Indebtedness. In the experience of Purchaser, such guarantees or other forms of credit support are customary for similar lending arrangements involving subsidiaries of affiliated groups;

d.Purchaser has no plan or intention to (I) make or cause any of its Affiliates to make, any (x) payment of interest or principal on such portion of such Debt

Financing or Replacement Financing or (y) contribution of cash or other liquid assets to any of the Contribution Entities for the purpose of enabling them to make any such payments of interest or principal, (II) except for any guarantee or other credit support described in clause (C) above, provide or cause any of its Affiliates to provide any guarantee or other credit support for such portion of such Debt Financing or Replacement Financing, (III) assume or cause any of its Affiliates to assume any portion of such Debt Financing or Replacement Financing prior to the repayment thereof in accordance with its terms, or (IV) transfer or cause any of its Affiliates to transfer any material assets to any of the Contribution Entities (other than pursuant to Permitted Transactions).

(ii) Purchaser represents and warrants that it has no plan or intention to take or cause any of its Affiliates (including the Contribution Entities) to take any action that could reasonably be expected to jeopardize the Intended Tax Treatment.”

1.The Parties hereby delete Sections 4.22(b) and (c) of the Transaction Agreement.

2.The Parties hereby amend and restate Section 5.15(b)(ii) of the Transaction Agreement in its entirety to read as follows:

“(ii)    Reserved.”

3.The Parties hereby amend and restate Section 5.18(b) of the Transaction Agreement in its entirety to read as follows:

“Notwithstanding anything to the contrary herein, not later than October 7, 2020, Parent may deliver a written notice to Purchaser identifying changes to the allocation of Transferred Entities between Contribution Entities and Second Share Sale Companies on Schedule I Part B. Any other changes to the allocation of Transferred Entities between Contribution Entities, First Share Sale Companies and Second Share Sale Companies may be made only with the written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed).”

4.The Parties hereby add a new Section 5.29 of the Transaction Agreement to read as follows:

“Section 5.29. Certain Tax Matters.

(a)Documentation from Financing Parties. Purchaser shall use reasonable best efforts to cause each of the Financing Parties to issue, immediately prior to the incurrence by Classifieds DutchCo of the Classifieds Indebtedness, a letter to Purchaser and Parent, in each case, confirming the accuracy and validity, as of such date, of the letter issued to Purchaser and Parent by each such Financing Party on or prior to October 16, 2020 and attached as Exhibits 5.29(a)(i) and 5.29(a)(ii) hereto (the “Banker Letters”). Solely for purposes of this Section 5.29(a), “incurrence” shall mean, with respect to any Classifieds Indebtedness (i) represented by notes under which Classifieds DutchCo is a borrower, the pricing of such notes and,
(ii) represented by any credit agreement under which Classifieds DutchCo is a borrower, the execution of such credit agreement.

a.Additional Matters. Parent and Purchaser hereby agree to the covenants and agreements set forth on Exhibit 5.29(b) hereto.

b.Additional Agreements Regarding Classifieds Indebtedness. Purchaser covenants that, with respect to the portion of the Debt Financing or Replacement Financing representing the Classifieds Indebtedness (or any refinancing thereof), for a period ending on the later of (i) January 1, 2022 and (ii) the one-year anniversary of the date on which funding in full of such portion of such Debt Financing or Replacement Financing occurs, it shall not, and shall cause its Affiliates (including the Contribution Entities) not to, take any action that would cause any of the representations or warranties contained in Section 4.22(a)(i) to be untrue with respect to such portion of such Debt Financing or Replacement Financing (or any refinancing thereof), determined as if such representations were made at the time such action is taken.

c.Intended Tax Treatment. Purchaser shall (and shall cause its Affiliates (including the Contribution Entities) to) treat (i) any Classifieds Indebtedness as indebtedness of Classifieds DutchCo (and, following the Merger Effective Time, as indebtedness of DutchCo Merger Sub) for U.S. federal income Tax purposes and
(ii) the Classifieds DutchCo Distribution as constituting a “distribution” within the meaning of Section 301 of the Code (clauses (i) and (ii), collectively, the “Intended Tax Treatment”). Except as required by Law, Purchaser shall not, and shall cause its Affiliates (including the Contribution Entities) not to, take any position that could reasonably be expected to jeopardize the Intended Tax Treatment (x) in any press release, public announcement, or disclosure to shareholders or creditors, (y) except as required by IFRS, for financial accounting purposes, or (z) for Tax purposes.”

1.    The Parties hereby amend and restate Section 10.3(d) of the Transaction Agreement in its entirety to read as follows:

“(d)    Parent and Purchaser hereby agree to the matters set forth on Exhibit 10.3(d) hereto.”

2.The Parties hereby add a new Section 10.9 of the Transaction Agreement to read as follows:

“Section 10.9 Permitted Actions. For the avoidance of doubt, implementation of any Permitted Action within the meaning of Exhibit 10.9 and in accordance with the requirements of Exhibit 10.9 shall not constitute a breach or a violation of any representation and warranty contained in Section 4.22(a) or any covenant or agreement contained in Section 5.29.”

1.The Parties hereby add Schedule 1, Schedule 2, Schedule 3, Schedule 4, and Schedule 5 hereto as Exhibit 5.29(a)(i), Exhibit 5.29(a)(ii), Exhibit 5.29(b), Exhibit 10.3(d) and Exhibit 10.9, respectively, to the Transaction Agreement.

This agreement (the “Letter Agreement”), the Agreement and any other documents delivered pursuant hereto or thereto constitute the entire agreement among the parties hereto and thereto and their respective Affiliates with respect to the subject matter hereof and thereof and supersede all prior negotiations, discussions, writings, agreements and understandings, oral and written, between the parties with respect to the subject matter hereof and thereof. Except as expressly set forth herein, nothing in this Letter Agreement shall modify, amend, affect or diminish any right or obligation of any party pursuant to the Agreement. The provisions of Article 11 of the Agreement shall apply to this Letter Agreement, mutatis mutandis.

[Signature page follows]

Very truly yours,
eBay Inc.
				By:	/s/ Andrew Cring
				Name:	Andrew Cring
				Title:	Chief Financial Officer

ACCEPTED AND AGREED:
Adevinta ASA
	By:	/s/ Uvashni Raman
	Name:	Uvashni Raman
	Title:	Chief Financial Officer